Exhibit 99.1

ABN 82 010 975 612
Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Results of 2014 Annual General Meeting

Melbourne, Australia, 7 November 2014. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) today releases the results of the 2014 Annual General Meeting.

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the Company advises that the resolutions detailed in the Notice of Meeting were determined as follows:

#	Resolution	Outcome
1	Director’s Remuneration Report	The resolution was carried on a show of hands.
2	Re-election of Director – Mr Heng Hsin Tang	The resolution was carried on a show of hands.
3	Re-election of Director – Dr Hongjen Chang	The resolution was carried on a show of hands.
4	Approval to Grant Options to Related Parties – Directors	The resolution was carried on a show of hands.
5	Approval to Grant Options to Contractors	The resolution was carried on a show of hands.
6	Conditional Resolution – Board Spill Meeting	The resolution was not put to the meeting.

Due to the fact that less than 25% of the votes were cast against adopting the Remuneration Report, the conditional Resolution 6 was not put to the Meeting.

The total number of valid proxy votes received in respect of each item that was put to the meeting is set out in the following table:

Resolution	For	Against	Abstain	Discretionary
1	21,506,057	249,612	30,770	109,975
2	21,621,313	122,967	42,159	109,975
3	21,627,854	116,426	42,159	109,975
4	21,425,103	268,927	110,386	102,275
5	21,415,557	350,748	30,411	109,975

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.